February 25, 2019

VIA EDGAR

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	David Gessert, Attorney-Advisor
Office of Financial Services

Re:	Tortoise Acquisition Corp. Form S-1 Registration Statement File No. 333-229537

Dear Mr. Gessert:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), each of the undersigned, for itself and the several underwriters, hereby joins in the request of Tortoise Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 27, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 3,328 copies of the Preliminary Prospectus dated February 15, 2019 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

BARCLAYS CAPITAL INC.
GOLDMAN SACHS & CO. LLC
UBS SECURITIES LLC,
as Representatives of the Several Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

UBS SECURITIES LLC

By:	/s/ Saawan Pathange
Name: Saawan Pathange
Title: Managing Director

By:	/s/ Harris Baltch
Name: Harris Baltch
Title: Executive Director

[Signature Page to Underwriter Acceleration Request Letter]